

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2010

Scot A. Scheer
President
Big Time Acquisition, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

> **Re: Big Time Acquisition, Inc.**
> **Form 10-12G**
> **Filed October 15, 2010**
> **File No. 000-54159**

Dear Mr. Scheer:

        We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Max A. Webb
                    Assistant Director